March 13, 2006

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Lawson Holdings, Inc.
Registration Statement on Form S-4
SEC File No. 333-129862

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of Lawson Holdings, Inc., hereby requests acceleration of the effective date of the above-referenced registration statement to 9:30 a.m., Washington, D.C. time, on Thursday, March 16, 2006, or as soon thereafter as practicable.

Sincerely,

/s/ Bruce B. McPheeters
Bruce B. McPheeters
General Counsel